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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

World Wireless Communications, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98155B102

(Cusip Number)

Marty Steinberg, Esq., as the Receiver for Lancer Management Group II, LLC,
Lancer Offshore, Inc., and Omnifund, Ltd. and as the party in control of Lancer Partners, LP
c/o David E. Wells, Esq., Hunton & Williams, LLP,
1111 Brickell Avenue, Suite 2500,
Miami, Florida 33131
Telephone No.: (305) 810-2591

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98155B102			Page 2 of 9

1.	Name of Reporting Person: Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, Lancer Offshore, Inc. and Omnifund, Ltd. and as the party in control of Lancer Partners, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,805,853* Shares of Common Stock

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 10,805,853* Shares of Common Stock

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,805,853* Shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 30.90%**

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 98155B102	SCHEDULE 13D	Page 3 of 9 Pages

*	The Reporting Person expressly disclaims knowledge as to the completeness and accuracy of the information contained in this Schedule 13D. Item 5 of this Schedule 13D identifies the sole sources of information that the Reporting Person has relied upon to complete this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of common stock, par value $.001 per share (the “Common Stock”) with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities (defined below) have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the securities covered by this statement. The aggregate number of shares of the Common Stock and the percentage of ownership of the Common Stock reported in this Schedule 13D includes warrants to purchase (i) 2,910,000 shares of Common Stock issued to Lancer Offshore (defined below) and (ii) 600,000 shares of Common Stock issued to Lancer Partners (defined below). The aggregate number of shares of the Common Stock and the percentage of ownership of the Common Stock reported in this Schedule 13D does not include $7,020,000 in principal amount of notes which were due and payable on July 1, 2003, and which, subject to certain contingencies, were previously convertible at a rate of one share of Common Stock for each $.05 of debt.

**	This figure was calculated based upon 34,969,945 shares of Common Stock issued and outstanding . The total number of issued and outstanding Common Stock includes (i) 31,459,945 shares of Common Stock which is the total number of shares of Common Stock of the Issuer (defined below) issued and outstanding as of December 31, 2002 according to the Issuer’s 10-K filing for the year ended December 31, 2002, plus (ii) 3,510,000 shares of Common Stock issuable upon exercise of certain warrants issued to Lancer Offshore (defined below) and Lancer Partners (defined below).

CUSIP No. 98155B102	SCHEDULE 13D	Page 4 of 9 Pages

Marty Steinberg, as the Receiver of Lancer Management Group II, LLC, a Connecticut limited partnership (“LMG II”), Lancer Offshore, Inc., a British Virgin Islands international business company (“Lancer Offshore”) and Omnifund, Ltd., a British Virgin Islands international business company (“Omnifund”) and as the party in control of Lancer Partners, LP, a Connecticut limited partnership (“Lancer Partners”) (LMG II, Lancer Offshore, Omnifund and Lancer Partners are sometimes collectively referred to herein as the “Receivership Entities”) (Marty Steinberg is sometimes referred to herein as the “Reporting Person”) pursuant to an action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH hereby files this statement on Schedule 13D (this “Schedule 13D”) to report the acquisition of beneficial ownership of Common Stock, of World Wireless Communications, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Issuer”).

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 5670 Greenwood Plaza Boulevard, Suite 340, Greenwood Village, Colorado, 80111.

Item 2. Identity and Background.

     (a)-(c) and (f)

     The Reporting Person filing this Schedule 13D is:

     As of July 10, 2003, Marty Steinberg was appointed the Receiver of the Receivership Entities pursuant to an Order Appointing Receiver entered by the United States District Court for the Southern District of Florida in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612-CIV-ZLOCH. Mr. Steinberg is an attorney with the law firm of Hunton & Williams, LLP and his principal business address is 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. Mr. Steinberg is a U.S. citizen.

     All of the securities to which this Schedule 13D relates are owned for the pecuniary benefit of Lancer Offshore, Omnifund and Lancer Partners:

     LMG II is a Connecticut limited partnership. The stated business purpose of LMG II is to act as general partner of one or more investment limited partnerships or other entities and provide advisory services in connection therewith. The current principal address of LMG II is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Lancer Offshore is an international business company a corporation organized under the laws of the British Virgin Islands. The stated business purpose of Lancer Offshore was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Offshore is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     Omnifund is an international business company organized under the laws of the British Virgin Islands.

CUSIP No. 98155B102	SCHEDULE 13D	Page 5 of 9 Pages

Omnifund was originally incorporated and formerly known as The Orbiter Fund, Ltd. (“Orbiter Fund”). The stated business purpose of Omnifund was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Omnifund is c/o Marty Steinberg, Receiver, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131. On March 27, 2002 The Viator Fund, Ltd., an international business company organized under the laws of the British Virgin Islands (“Viator Fund”) was merged with and into Omnifund.

     Lancer Partners is a limited partnership organized under the laws of the State of Connecticut. The stated business purpose of Lancer Partners was that of a fund that pooled investment funds of its investors for the purpose of investing, trading and dealing in securities traded in the U.S. and elsewhere. The current principal address of Lancer Partners is c/o Marty Steinberg, Party in Control, Hunton & Williams, LLP, 1111 Brickell Avenue, Suite 2500, Miami, Florida 33131.

     (d)  and (e):

     Marty Steinberg has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     The Receivership Entities are defendants in the action styled Securities Exchange Commission v. Michael Lauer, et al., Case No. 03-80612 IV-ZLOCH. As such, they are subject to a Temporary Restraining Order and Order Appointing Receiver both entered on July 10, 2003, prohibiting certain activities subject to federal securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

     Pursuant to an Order Appointing Receiver entered on July 10, 2003 by Judge Zloch of the United States Court for the Southern District of Florida, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of LMG II, Lancer Offshore and Omnifund, including the securities to which this Schedule 13D relates. Pursuant to an order entered on July 25, 2003 by Judge Shiff of the United States Bankruptcy Court for the District of Connecticut Bridgeport Division in an action styled In Re: Lancer Partners, Limited Partnership, Case No. 03-50492, the Reporting Person was designated the person in control of Lancer Partners by virtue of the Reporting Person’s status as the Receiver for LMG II, and thereby the Reporting Person has acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the property, including securities, of Lancer Partners, including the securities to which this Schedule 13D relates.

CUSIP No. 98155B102	SCHEDULE 13D	Page 6 of 9 Pages

     The purpose of the appointment of the Reporting Person as Receiver was to administer and hold the assets of the Receivership Entities. In the course of the administration of the assets of the Receivership Entities, the Reporting Person has hired an investment manager and has charged its investment manager generally with the task of proposing strategies for maximizing the net present value obtainable from the assets of the Receivership Entities over the next five years. The Reporting Person may from time to time seek to sell shares of the Common Stock held by the Receivership Entities based on its evaluation of the Issuer and upon other factors, including but not limited to, general economic, business and stock market conditions.

     The Issuer has defaulted on certain loans made pursuant to and in accordance with the Loan Agreement (defined below). As a result of the Issuer’s default, the Receivership Entities exercised their rights under the Loan Agreement by filing a replevin action in the District Court of Arapahoe County, Colorado (the “Colorado Court”). On January 29, 2004, the Colorado Court entered an order for possession, attached hereto as “Exhibit 1” (the “Replevin Order”), authorizing a replevin of all assets of the Issuer. The Receivership Entities intend to exercise all their rights under the Replevin Order.

     Except as set forth above, the Reporting Person does not currently have any plans or proposals that relate to or would result in: (i) the acquisition by the Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 10,805,853 shares of Common Stock which represents 30.90% of 34,969,945 shares of Common Stock issued and outstanding. The total number of issued and outstanding Common Stock includes (i) 31,459,945 shares of Common Stock, the total number of shares of Common Stock of the Issuer issued and outstanding as of December 31, 2002 according to the Issuer’s 10-K filing for the year ended December 31, 2002, plus (ii) 3,510,000 shares of Common Stock which would be issuable upon the exercise of certain warrants issued to Lancer Offshore and Lancer Partners. The aggregate number of shares of Common Stock includes warrants to purchase 2,910,000 shares of Common Stock issued to Lancer Offshore and 600,000 shares of Common Stock Issued to Lancer Partners all of which are exercisable at $0.30 per share between the applicable issue date and expiring on various dates ranging from May 16, 2006 to February 5, 2008. The aggregate number of shares of Common Stock of the Issuer to which this Schedule 13D relates is based upon a review of custodial statements for the period of October 1, 2003 through October 31, 2003 (the “Custodial Statements”) delivered to the Reporting Person by Banc of America Securities (“BA”), which serves as prime

CUSIP No. 98155B102	SCHEDULE 13D	Page 7 of 9 Pages

broker to the Receivership Entities, the records of Interwest Transfer Co., Inc. the transfer agent for the Issuer (the “Transfer Agent”) delivered to the Reporting Person and a review of original stock certificates in the custody of the Reporting Person. The BA Custodial Statements indicate that BA retains custody of 4,880,662 shares of Common Stock of the Issuer registered to Lancer Offshore and 2,305,650 shares of Common Stock registered to Lancer Partners. In addition, the Reporting Person has custody of 109,541 shares of Common Stock registered to Orbiter Fund. The shares registered to Lancer Offshore, Lancer Partners and Orbiter Fund appear to be consistent with the records of the Transfer Agent delivered to the Reporting Person. Based on the Issuer’s SEC filings, the aggregate number and percentage of shares of Common Stock to which this 13D relates also includes warrants to purchase 2,910,000 shares of Common Stock exercisable between the applicable issue date and expiring on various dates ranging from May 16, 2006 to February 5, 2008 at $0.30 per share issued to Lancer Offshore and warrants to purchase 600,000 shares of Common Stock exercisable between the applicable issue date and expiring on various dates ranging from August 6, 2006 to April 11, 2007 at $0.30 per share issued to Lancer Partners.

     The Reporting Person expressly disclaims knowledge as to the completeness and the accuracy of the information contained in this Schedule 13D. The Reporting Person is still in the process of exploring whether or not any other brokers or nominees are holding additional shares of Common Stock, with respect to which the Reporting Person may be deemed the beneficial owner. Similarly, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person or any of the Receivership Entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

     (b)  The Reporting Person is the sole person with voting and dispositive power with regard to the 10,805,853 shares of Common Stock of the Issuer described in this Schedule 13D.

     (c)  There have been no transactions effected during the past 60 days by the Reporting Person with respect to this class of securities.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the amended and restated Loan Agreement dated as of May 17, 2001, as amended and restated from time to time, among the Issuer, Lancer Partners and Lancer Offshore (the “Loan Agreement"), Lancer Partners and Lancer Offshore loaned the Issuer an aggregate amount of $2,250,000 payable commencing on September 15, 2001. The Loan Agreement has since been amended and restated various times to reflect loans to the Issuer from Lancer Offshore and Lancer Partners totaling $5,820,000 and $1,200,000, respectively. For each loan extended by either Lancer Offshore or Lancer Partners, the Issuer issued notes (the “Notes”) and warrants to Lancer Offshore and Lancer Partners. The Notes issued to Lancer Offshore consist of $5,820,000 principal amount of Notes maturing on July 1, 2003 and which, subject to certain contingencies,

CUSIP No. 98155B102	SCHEDULE 13D	Page 8 of 9 Pages

were previously convertible at a rate of one share of Common Stock for each $0.05 of debt. The Notes issued to Lancer Partners consist of $1,200,000 principal amount of Notes maturing on July 1, 2003 and which, subject to certain contingencies, were previously convertible at a rate of one share of Common Stock for each $0.05 of debt.

     Except as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Except as set forth above, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Receivership Entities and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. As set forth in Item 5 above, the Reporting Person is still in the process of determining whether any of the Receivership Entities have entered into any type of agreement, contract, trust or other arrangement pursuant to which the Reporting Person may be deemed the beneficial owner of more or fewer shares of Common Stock than indicated herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Order for Possession entered by the District Court, Arapahoe County, Colorado on January 29, 2004.

CUSIP No. 98155B102	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004.
/s/ Marty Steinberg
Marty Steinberg, as Receiver of Lancer Management Group II, LLC, Lancer Offshore, Inc. and Omnifund, Ltd. and as the party in control of Lancer Partners, LP.

District Court, Arapahoe County, Colorado 7325 South Potomac Street Centennial, Colorado 80112

Plaintiff: MARTY STEINBERG, receiver of LANCER OFFSHORE, INC., a British Virgin Islands corporation and responsible person for LANCER PARTNERS, L.P., a Connecticut limited partnership

v.	▲ COURT USE ONLY ▲

Defendant: WORLD WIRELESS COMMUNICATIONS, INC., a Nevada corporation	Case Number: 04CV0284

John B. Wasserman, #10011	Div. 408 Ctrm.
Kenneth J. Buechler, #30906 David V. Wadsworth, #32066 1999 Broadway, Suite 2305 Denver, Colorado 80202 (303) 296-1999 (303) 296-7600 facsimile jwass@sendwass.com

ORDER FOR POSSESSION

TO THE SHERIFF IN AND FOR ARAPAHOE COUNTY:

     A hearing having been held on the 29th day of January, 2004, on an Order to Show Cause issued in the above-captioned matter, the Court having determined after hearing that the Plaintiff, with reasonable probability, are entitled to possession, use and disposition of the property referred to below pending final adjudication of the claims of the parties, and further that this is a proper case for the issuance of a prejudgment order of possession, you are hereby ORDERED:

1.	As soon as practicable after receipt of this Order and a copy of the written undertaking filed by the Plaintiffs, you shall seize all of World Wireless Communications, Inc.’s property, the description of which is attached hereto as Exhibit A (the “Collateral”), presently in the possession of Defendant World Wireless Communications, Inc. (“WWC”) in Arapahoe County at 5670 Greenwood Plaza Boulevard, Penthouse, Greenwood Village, Colorado 80111, and retain said property in your custody.

2.	If the Collateral or any part thereof is in a building or enclosure, you may demand entry to the building or cause the building or enclosure to be broken open in accordance with C.R.C.P. Rule 104(i).

3.	Upon payment of your fees for the taking of said equipment and necessary expenses for keeping same, said Collateral shall be delivered to the Plaintiff unless the Defendant files a written undertaking for re-delivery.

4.	The Defendant shall be informed that it has a right to except to the sureties or the amount of the bond upon the undertaking or to file a written undertaking for the re-delivery of such equipment as provided in C.R.C.P. Rule 104(j).

5.	You shall, without delay, serve upon the Defendant WWC a copy of this Order of Possession and written undertaking in accordance with the provisions of C.R.C.P. Rule 104(i).

DATED: January 29, 2004
BY THE COURT:

/s/ Gerald J. Rafferty

DISTRICT COURT JUDGE

EXHIBIT A

Description of World Wireless Communications, Inc.’s property subject to Order for Possession

     1.     The collateral described in the Amended and Restated Pledge/Security Agreement, attached to and incorporated into the Complaint as Exhibit 2.

     2.     The collateral described in the UCC-1 financing statement filed with the Nevada Secretary of State on August 17, 2001, attached to and incorporated into the Complaint as Exhibit 3.

     3.     The collateral described in the UCC-1 financing statement recorded with the Arapahoe County, Colorado Clerk and Recorder at Reception No. B2011277 on January 16, 2002, attached to and incorporated into the Complaint as Exhibit 4.

     4.     All machinery, equipment, office equipment, furnishings and fixtures located at 5670 Greenwood Plaza Boulevard, Penthouse, Greenwood Village, Colorado 80111.

     5.     All automobiles

     6.     All accounts receivable

     7.     All securities, of any kind

     8.     All general intangibles, including, but not limited to, the following:

a. All patents

b. All patent applications

c. All trademarks

d. All copyrights

e. All intellectual property rights of any kind.

     9.     Any and all proceeds from any of the above collateral.